February 25, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Sirimal R. Mukerjee

Re:	Yellowcake Mining Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed January 24, 2011
Form 8-K/A
Filed January 25, 2011
File No. 0-52293

Dear Mr. Mukerjee:

We are special counsel to Yellowcake Mining Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated February 17, 2011 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Preliminary Information Statement on Schedule 14C filed on January 25, 2011 (the “Preliminary Revised Information Statement”) and Amendment No. 1 to the Company’s Current Report on Form 8-K filed on January 25, 2011 (”Amendment No. 1).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Preliminary Information Statement (“Amendment No. 2 to the Information Statement”) and Amendment No. 2 to the Form 8-K (Amendment No. 2”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Form 8-K/A filed January 25, 2011

General

1.
Please be sure to address each portion of each numbered comment, and in your letter of response indicate precisely where in the marked version of the affected document you have made the responsive change.

Response:

The Company has addressed each portion of each numbered comment and indicated precisely in the marked version of the affected document where it has made the responsive change.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

2.	Please mark the cover page of your revised Schedule 14C filing with the appropriate amendment number, as Rule 14c-101 (Schedule 14C) requires.

Response:

In response to the Staff’s comment, the Company has marked the cover page of Amendment No. 2 to the Information Statement with the appropriate amendment number, as Rule 14c-101

3.
Based on our teleconference with your counsel today, it is our understanding that the extent of your revised disclosure in response to comment 2 from our letter to you dated January 18, 2011, is limited to part of a sentence which now indicates that your new name reflects your “current business focus of seeking to merge with a business that focuses on the manufacturing and sale of communications and digital products.”  However, as a result of the teleconference, it is our understanding that your position regarding the reality of the change of control and the current status of the company includes the following items:

•	The company was a shell company prior to the December 2010 transactions with Mx. Xiuhong, and the company remains a shell company today (we note also your response to prior comment 3);
•
Nothing has essentially changed about the company or its business focus, insofar as it seeks a business combination, and this is the principal business it conducted prior to the December 2010 transactions, notwithstanding the statement in the most recent Form 10-K that “our company may have difficulties raising capital until we locate a prospective property through which we can pursue our plan of operation”;

•
The company is essentially an inactive mining company (albeit with no properties), and if for whatever reason it is unable to consummate a business combination transaction with a communications or digital products company within the next six months, it will revert to being an inactive mining company hopeful of acquiring mining properties or engaging in a business combination with another mining company; and

•	There are no agreements with new management and there is nothing material to be added regarding executive compensation.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Please ensure that the revised preliminary information statement and amended Form 8-K provide consistent and current disclosure regarding these matters.  In your response, indicate precisely where disclosure regarding each of these points appears in the Form 8-K/A and revised Pre14C.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 2 to the Information Statement and page 2 of Amendment No. 2 to provide consistent and current disclosure.

Form 8-K/A filed January 25, 2011

4.
As discussed with counsel today, we do not believe that you have adequately addressed the issues we raised in prior comment 3 of our letter to you dated January 18, 2011.  With regard to the disclosure that Form 10 would require, it is not apparent where you have publicly disclosed new, updated, or changed information it would otherwise require in these circumstances.  As examples only, you do not appear to provide current or complete information regarding the matters which are the subject of Items 101, 303, 404, and 407 of Regulation S-K.  Please further amend the Form 8-K accordingly.  If you believe this information is set forth in documents you have already publicly field, please provide us with all the particulars, including page numbers and the date(s) each filing was made.

Response:

In response to the Staff’s comment, the Company has disclosed in Amendment No. 2 that the disclosure that Form 10 would require is incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 17, 2010.  Please note that the following information is included in Amendment No. 2:

Security Ownership of Certain Beneficial Owners and Management (contained in Item 1.01)
Directors and Executive Officers (contained in Item 5.02)
Recent Sales of Unregistered Securities (contained in Item 1.01)

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Set forth below is a summary of where the information required by Form 10 has been filed:

	Description	Originally Filed in	Filing Date	Page #
Item 1	Business	Form 10-K	November 12, 2010	1
Item 1A	Risk Factors	Form 10-K	November 12, 2010	3
Item 2	Financial Information		November 12, 2010
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	Form 10-K	November 12, 2010	8
Item 3	Properties	Form 10-K	November 12, 2010	6
Item 6	Executive Compensation	Form 10-K	November 12, 2010	40
Item 7	Certain Relationships and Related Transactions, and Director Independence	Form 10-K	November 12, 2010	44
Item 8	Legal Proceedings	Form 10-K	November 12, 2010	7
Item 9	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	Form 10-K	November 12, 2010	7
Item 11	Description of Registrant’s Securities to be Registered	Form SB-2	September 22, 2006	15
Item 12	Indemnification of Directors and Officers	Form SB-2	September 22, 2006	16
Item 14	Changes and Disagreements with Accountants on Accounting and Financial Disclosure	N/A	N/A	N/A
Item 15	Financial Statements and Exhibits	Form 10-K	November 12, 2010	15

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

5.
In response to prior comment 4 from our letter to you dated January 18, 2011, you disclosed that Mr. Lin founded and is chairman of a company that is “engaged in wholesale, retain [sic] and after-sales service business for information technology communication products.”  Discuss whether and how his roles with Shenzhen Dong Sen Mobile Communications Technology are expected to affect his role with SKY Digital and the pursuit of its “current business focus.”  With a view toward expanded disclosures, also discuss whether there are any company policies or restrictions or limitations in place relating to current or future related party transactions or business combination transactions between related parties.  Finally, discuss what percentage of his professional time Mr. Kin expects to devote to SKY Digital’s business and affairs.

Response:

The board of directors of the Company elected Mr. Lin to serve as Chief Executive Officer, Chief Financial Officer, Secretary and Chairman due to his experience and resources within the communications industry. Neither the Company nor Mr. Lin believe that his role with Shenzen Dong Sen Mobile Communications Technology will affect his role with the Company and its current business focus of seeking to merge with a business that focuses on the manufacturing and sale of communications and digital products. Mr. Lin is currently devoting approximately half of his profession time on the Company’s business and affairs with his primary focus being the search for potential merger and acquisition candidates. Mr. Lin’s plan is to gradually become less involved in the operations and management of Dong Sen Mobile. In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 2 to the Information Statement and page 3 of Amendment No. 2 to reflect the forgoing.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:           Lin Xiangfeng

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com